SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                             SCHEDULE 13D/A
               Under the Securities Exchange Act of 1934
                           (Amendment No. 8)*


                          J.C. NICHOLS COMPANY
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                            (Name of Issuer)

                 Common Stock, par value $.01 per share
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                     (Title of Class of Securities)

                               653777102
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                             (CUSIP Number)


                                         with a copy to:
 Stephen Feinberg                        Patrick J. Foye, Esq.
 450 Park Avenue                         Skadden, Arps, Slate, Meagher
 28th Floor                               & Flom LLP
 New York, New York  10022               919 Third Avenue
 (212) 421-2600                          New York, New York  10022
                                         (212) 735-3000

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             (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications)

                           February 25, 1998
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        (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
 check the following box. [   ]

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      Item 4 is hereby amended to include the following:

Item 4.  Purpose of Transaction.

      On February 25, 1998, Cerberus sent the Company a letter (the "Letter") in which, in accordance with the Company's Bylaws, Cerberus nominated Michael J. Hall, Rudy M. Thomas and Ronald J. Kravit as candidates for election to the Board of Directors of the Company at the
 Company's Annual Meeting to be held on April 27, 1998.   In addition,
 in the Letter Cerberus reiterated its opposition to the proposed Highwoods Transaction and stated that it believes that the Highwoods Transaction is inadequate from a financial point of view, does not reflect the values inherent in the Company's asset base and provides for an above market break-up fee.


 Item 7.  Material to be Filed as Exhibits.

      1. Letter, dated February 25, 1998, of Cerberus Partners, L.P. to J.C. Nichols Company.


                               Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                          February 26, 1998


                          /s/ Stephen Feinberg


                          Stephen Feinberg, in his capacity as the managing member of Cerberus Associates, LLC, the general partner of Cerberus Partners, L.P., and as the investment manager for each of Cerberus International, Ltd., Ultra Cerberus Fund, Ltd. and the Funds


 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).